UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

BIOMERICA, INC.

(Name of Issuer)

Common Stock, $0.08 par value per share

(Title of Class of Securities)

09061H307

(CUSIP Number)

Joshua Horowitz, Palm Global Small Cap Master Fund, LP,

19 West Elm Street, Greenwich, CT 06830

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 26, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09061H307

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only) Palm Management (US) LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	☐
	(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 571,429*

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 571,429*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 571,429*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.46%**

14	TYPE OF REPORTING PERSON (See Instructions) OO

*  Includes 571,429 shares of Common Stock issuable upon the conversion of Series A Convertible Preferred Stock, which is convertible into Common Stock at any time at the option of the holder.

** Assumes the conversion of the Series A Convertible Preferred Stock into Common Stock.

CUSIP No. 09061H307

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only) Palm Global Small Cap Master Fund LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	☐
	(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 571,429*

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 571,429*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 571,429*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.46%**

14	TYPE OF REPORTING PERSON (See Instructions) PN

*  Includes 571,429 shares of Common Stock issuable upon the conversion of Series A Convertible Preferred Stock, which is convertible into Common Stock at any time at the option of the holder.

** Assumes the conversion of the Series A Convertible Preferred Stock into Common Stock.

CUSIP No. 09061H307

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only) Bradley C. Palmer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	☐
	(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) None

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 571,429*

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 571,429*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 571,429*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.46%**

14	TYPE OF REPORTING PERSON (See Instructions) IN

*  Includes 571,429 shares of Common Stock issuable upon the conversion of Series A Convertible Preferred Stock, which is convertible into Common Stock at any time at the option of the holder.

** Assumes the conversion of the Series A Convertible Preferred Stock into Common Stock.

CUSIP No. 09061H307

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only) Joshua Horowitz

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	☐
	(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) None

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 571,429*

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 571,429*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 571,429*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.46%**

14	TYPE OF REPORTING PERSON (See Instructions) IN

*  Includes 571,429 shares of Common Stock issuable upon the conversion of Series A Convertible Preferred Stock, which is convertible into Common Stock at any time at the option of the holder.

** Assumes the conversion of the Series A Convertible Preferred Stock into Common Stock.

CUSIP No. 09061H307

Item 1.         Security and Issuer.

This Statement of Beneficial Ownership on Schedule 13D (this “Statement”) relates to the Common Stock, $0.08 par value per share (the “Common Stock”), of Biomerica, Inc., a Delaware corporation (the “Company”). The Company reports that its principal executive offices are located at 17571 Von Karman Avenue, Irvine, CA.

Item 2.         Identity and Background.

This Statement is filed by (i) Palm Global Small Cap Master Fund LP, a Cayman Islands exempted limited partnership (“Palm Global”), (ii) Palm Management (US) LLC, a Delaware limited liability company, (iii) Mr. Bradley C. Palmer, and (iv) Mr. Joshua S. Horowitz.

The foregoing entities and persons are sometimes referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons.” The Reporting Persons are filing this Statement jointly. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by any of the Reporting Persons that they constitute a “group.”

The principal business of Palm Global is serving as a private investment fund. The principal business of Palm Management (US) LLC is to provide investment management services, including to Palm Global. The principal occupation of Mr. Palmer is serving as a principal of Palm Management (US) LLC. The principal occupation of Mr. Horowitz is serving as a portfolio manager at Palm Management (US) LLC. Each of Messrs. Palmer and Horowitz is a U.S. citizen.

The business address of each of the Reporting Persons is c/o Palm Management (US) LLC, 19 West Elm Street, Greenwich, Connecticut, 06830.

None of the Reporting Persons or any of their partners, managers, officers or other controlling persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons or any of their partners, managers, officers or other controlling persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.         Source and Amount of Funds or Other Consideration.

As described in Item 5(c) below, on February 26, 2020, Palm Global purchased 571,429 shares of Series A Convertible Preferred Stock (the “Series A Preferred Shares”) from the Company, at a purchase price of $3.50 per share (for an aggregate purchase price of approximately $2,000,000). The source of these funds was working capital of Palm Global.

Item 4            Purpose of Transaction.

On February 21, 2020, Palm Global, as buyer, entered into a Stock Purchase Agreement with the Company (the “Stock Purchase Agreement”) to purchase the Series A Preferred Shares, at a purchase price of $3.50 per share (for an aggregate purchase price of approximately $2,000,000).  On February 26, 2020, the Company completed the issuance and sale of the Series A Preferred Shares to Palm Global (the “Closing”).  The issuance and sale of the Series A Preferred Shares was a private placement exempt from registration pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended, and Regulation D promulgated thereunder.

On February 24, 2020, as required by the Stock Purchase Agreement, the Company filed with the Secretary of State of Delaware a certificate of designation setting forth the rights, preferences and privileges of the Series A Preferred Shares.  On February 26, 2020, the Company filed with the Secretary of State of Delaware a certificate of correction, correcting certain language defects in the previously filed certificate of designation (as corrected, the “Certificate of Designation”).

The Series A Preferred Shares have no voting rights.

The Series A Preferred Shares are convertible at the option of the holder at any time into shares of Common Stock (the “Conversion Shares”) at a conversion rate determined by dividing the Series A Original Issue Price by the Series A Conversion Price (each as defined in the Certificate of Designation) in effect at the time of conversion. This formula initially results in a one-to-one conversion ratio. The Series A Conversion Price is subject to adjustment for stock splits and the like subsequent to the date of issuance of the Series A Preferred Shares (the “Issuance Date”).  In addition, the Series A Conversion Price is subject to customary weighted-average anti-dilution adjustments in the event of certain dilutive issuances of shares of Common Stock or convertible securities subsequent to the Issuance Date.

CUSIP No. 09061H307

The Company may require the conversion of all of the outstanding Series A Preferred Shares if the closing sale price of the Common Stock equals or exceeds $9.00 for a period of five (5) consecutive trading days with a minimum average trading volume of 35,000 shares per day over such period; provided, that, on such date, the Conversion Shares are registered for resale under the Securities Act or are otherwise eligible for resale pursuant to Rule 144 thereunder.

Until the third anniversary of the Closing, Palm Global will have certain rights to purchase a pro rata portion (based on the number of Conversion Shares beneficially owned by Palm Global) of any equity securities, or instruments convertible into or exchangeable for any equity securities, in certain proposed offerings by the Company (the “Participation Rights”). Palm Global’s Participation Rights will not apply in connection with certain excluded transactions, including any acquisitions, strategic partnerships or commercial arrangements entered into by the Company or any equity compensation plans, public offerings, transactions resulting in less than $2.0M of gross proceeds to the Company, and transactions pursuant to the Company’s At Market Issuance Sales Agreement, dated December 1, 2017, between the Company and B. Riley FBR, Inc.

In connection with the Closing, on February 26, 2020 the Company entered into a registration rights agreement (the “Registration Rights Agreement”) with the Purchaser that will, among other things, require the Company to register the Conversion Shares at the request of Palm Global or certain transferees of Palm Global.  Pursuant to the terms of the Registration Rights Agreement, these registration rights will not become effective until the earlier of nine months following the Closing and the date on which all Series A Preferred Shares have been converted into Conversion Shares.  Palm Global will have one demand registration right pursuant to the Registration Rights Agreement.  The costs incurred in connection with such registrations will be borne by the Company.

In connection with the Closing, on February 26, 2020, the Company entered into a Board Observer Agreement with Palm Global (the “Board Observer Agreement”). The Board Observer Agreement provides that for the longer of three years following the Closing or for so long as Palm Global holds any Series A Preferred Shares, Palm Global will have the right to appoint one individual to attend and observe meetings of the board of directors of the Company, subject to certain exceptions.

The Certificate of Designation, the Stock Purchase Agreement, the Registration Rights Agreement and the Board Observer Agreement contain various other terms and provisions. The foregoing description of the Certificate of Designation, the Stock Purchase Agreement, the Registration Rights Agreement and the Board Observer Agreement and the transactions contemplated thereby is not complete and is qualified in its entirety by reference to the full text of the Certificate of Designation, the Stock Purchase Agreement, the Registration Rights Agreement and the Board Observer Agreement, which are filed as Exhibits 99.1, 99.2, 99.3 and 99.4, respectively, to this Statement and are incorporated herein by reference.

None of the Reporting Persons has any present plan or proposal that would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D, except as described in this Statement. The Reporting Persons reserve the right in the future to formulate any such plans or proposals, and to take any actions with respect to their investments in the Company, including any or all of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons acquired the securities reported in this Statement for investment purposes. The Reporting Persons and their affiliates may in the future acquire additional securities or shares of Common Stock or dispose of some or all of the securities or shares of Common Stock held by the Reporting Persons in open-market transactions or privately negotiated transactions, on such terms and at such times as the Reporting Persons may deem advisable. The Reporting Persons may engage in short selling or hedging or similar transactions with respect to the securities or Common Stock, on such terms and at such times as the Reporting Persons may deem advisable, subject to applicable law.

Item 5.         Interest in Securities of the Issuer.

(a)                                 The Reporting Persons beneficially own in the aggregate 571,429 shares of Common Stock, which shares of Common Stock are issuable upon the conversion of Series A Preferred Shares held by Palm Global. The Series A Preferred Shares are convertible into Common Stock at any time at the option of the holder. Assuming (i) the conversion of the Series A Preferred Shares into Common Stock, the Reporting Persons beneficially own approximately 5.46% of the Company’s outstanding shares of Common Stock.

Each percentage ownership of shares of Common Stock set forth in this Statement is based on 9,892,074 shares of Common Stock reported by the Company as outstanding as of January 16, 2020 in the Stock Purchase Agreement plus 571,429 shares of Common Stock issuable upon the conversion of the Series A Preferred Shares into shares of Common Stock.

CUSIP No. 09061H307

Palm Management (US) LLC, as the investment manager of Palm Global, and Mr. Palmer, as a principal of Palm Management (US) LLC, may be deemed to beneficially own the shares of Common Stock disclosed as directly owned by Palm Global. Palm Management (US) LLC and Mr. Palmer expressly disclaim such beneficial ownership except to the extent of their pecuniary interest therein.  No Reporting Person, other than Palm Global, directly holds any of the securities or shares of Common Stock disclosed in this Statement.

(b)                                 Palm Global beneficially owns 571,429 shares of Common Stock. Palm Management (US) LLC, as the investment manager of Palm Global, has the shared power to direct the voting and disposition of the shares of Common Stock held by Palm Global. Mr. Palmer, as a principal of Palm Management (US) LLC, and Mr. Horowitz, as the managing director of Palm Management (US) LLC, may be deemed to have the shared power to direct the voting and disposition of the shares of Common Stock held by Palm Global.

(c)                                  On February 26, 2020, Palm Global, as buyer, entered into the Stock Purchase Agreement described in Item 4.

(d)                                 No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock beneficially owned by any Reporting Person.

(e)                                 Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 and Item 5(c) above is incorporated herein by reference.

The Reporting Persons have entered into a Joint Filing Agreement, which is filed as Exhibit 99.5 to this Statement.

Item 7.         Material to Be Filed as Exhibits.

Exhibit No.	Description
99.1

Certificate of Correction of the Certificate of Designation for the Series A Convertible Preferred Stock, filed with the Secretary of State of Delaware on February 26, 2020 (incorporated herein by reference to Exhibit 3.1 to the Company’s Current Report on form 8-K filed with the Securities and Exchange Commission on February 27, 2020).

99.2

Stock Purchase Agreement, dated February 21, 2020, by and among Biomerica, Inc., a Delaware corporation, and each purchaser listed on the Schedule of Purchasers attached thereto (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on form 8-K filed with the Securities and Exchange Commission on February 27, 2020).

99.3

Registration Rights Agreement, dated February 26, 2020, by and among by and among Biomerica, Inc., a Delaware corporation, and each holder listed on the Schedule of Holders attached thereto (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on form 8-K filed with the Securities and Exchange Commission on February 27, 2020).

99.4

Board Observer Agreement, dated February 26, 2020, by and between Biomerica, Inc., a Delaware corporation and Palm Global Small Cap Master Fund LP (incorporated herein by reference to Exhibit 10.3 to the Company’s Current Report on form 8-K filed with the Securities and Exchange Commission on February 27, 2020).

99.5	Joint Filing Agreement among the Reporting Persons.

CUSIP No. 09061H307

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:      March 4, 2020

FILER NAME

PALM MANAGEMENT (US) LLC

By:	/s/Jason Woody
Jason Woody, Secretary

PALM GLOBAL SMALL CAP MASTER FUND LP

By:	/s/Jason Woody
Jason Woody, Director

BRADLEY C. PALMER

By	/s/ Bradley C. Palmer
Bradley C. Palmer

JOSHUA S. HOROWITZ

By	/s/ Joshua S. Horowitz
Joshua S. Horowitz